ROUGE RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THREE MONTHS ENDED APRIL 30, 2009
(Stated in Canadian Dollars)

ITEM 1.1           INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) was prepared as of June 15, 2009 and should be read in conjunction with the unaudited interim financial statements and related notes for the three months ended April 30, 2009 contained herein and the audited financial statements and related notes for the year ended January 31, 2009.

Rouge Resources Ltd. (“the Company”) was incorporated in British Columbia on March 31, 1998, which was also the date of inception. Its name was changed from Gemstar Resources Ltd on October 23, 2007 and at the same time a one for ten (1:10) share consolidation of its authorized, issued and outstanding share capital took place. This resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

The Company is a reporting issuer in both British Columbia and Alberta and a foreign issuer in the United States with the Securities and Exchange Commission. The Company’s common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol ROUGF:OB.

ITEM 1.2           DESCRIPTION OF BUSINESS

The Company is in the business of acquisition, exploration and, if warranted, development of mineral resource properties, currently holding a 100% interest in one mineral property of merit, called the Dotted Lake Property (“the Property”). Since the Company is in the exploration stage, it has no current revenues nor has it earned any since inception. Significant additional financing and considerable time will be required before the Property can be explored and, if warranted, developed into a commercial opportunity.

The property consists of a single claim totaling approximately 375 hectares located in the Thunder Bay Mining District of Northern Ontario, approximately 45km south of Manitouwadge and 20km north of Hemlo Gold Mines, which are situated along the TransCanada Highway. Drivable logging roads are within 1km of the Property. The claim is now held in trust for the Company by a Director of the Company and is presently in good standing with the Ontario Ministry of Northern Development and Mines. The Company acquired its initial interest in the Property in 2001 and re-staked the Property in March 2003. To April 30, 2009, the Company has spent $85,345 exploring the Property of which $4,206 related to the re-staking.

As previously reported, the August 5, 2008 report from Fladgate Exploration Consulting indicated the possibility of some gold and zinc mineralization in certain of the 47 samples collected. Accordingly, a $12,000 follow-up soil sampling program was recommended to expand on the gold samples found from earlier testing before proceeding with more extensive exploration. This follow-up program is planned for the current fiscal year and, depending on results, the Company remains committed to the recommendations contained in its 43-101 compliant Evaluation Report dated December 6, 2005, namely a two phase exploration program including:
-

Phase 1 spending of $51,500 on geological surveys to explore the exhalite horizon on the Property including a TDEM (Time Domain Electromagnetic) survey centered at the Fairservice showing to test for massive sulphides bodies at depth and to do research to delineate the possible western extension of the exhalite horizon on the property; and

-	Phase 2 spending of $171,900 on extensive targeted diamond drilling at an providerd Phase I proves to be successful.

ITEM 1.3           SELECTED FINANCIAL INFORMATION

ITEM 1.4           RESULTS OF OPERATION FOR THREE MONTHS ENDED APRIL 30, 2009

The following table shows selected financial information for the three months ended April 30, 2009 and April 30, 2008 along with the two most recently completed fiscal years:

	Three Months Ended April 30, 2009	Three Months Ended April 30, 2008	Year Ended January 31, 2009	Year Ended January 31, 2008
FINANCIAL POSITION
Total Assets	$ 95,693	$ 101,485	$ 101,485	$ 90,043
Total Liabilities (all current)	$ 1,088,684	$ 1,053,596	$ 1,053,596	$ 1,346,819
Accumulated Deficit	$ (2,659,819)	$ (2,618,939)	$ (2,618,939)	$ (2,423,604)
OPERATIONS
Total Revenues	Nil	Nil	Nil	Nil
Total Expenses / Net Loss	$ (40,880)	$ (43,509)	$ (195,335)	$ (156,658)
Net loss per share	$ (0.00)	$ (0.08)	$ (0.05)	$ (0.28)

Discussion of Results for Three Months Ended April 30, 2009

The following results of operations should be read in conjunction with unaudited interim financial statements and related notes for the three months ended April 30, 2009 contained herein and the audited financial statements for the year ended January 31, 2009.

		Three Months		Three Months
		Ended		Ended
		April 30, 2009		April 30, 2008

Revenue	$	Nil	$	Nil
Expenses
Accretion of convertible promissory note		$3,502		$2,968
Management fees		15,000		7,500
Office administration and travel		11,189		10,787
Professional fees		7,055		21,847
Transfer agent and filing fees		4,134		407

Total Expenses / Net Loss		$(40,880)		$(43,509)

Revenue

The Company is in the exploration stage and has not generated any revenues since inception.

Expenses and Net Loss

The Company reported a net loss of $40,880 for the three months ended April 30, 2009 compared to $43,509 in the same period last year. This $2,629 decrease in net loss was primarily due to the $10,698 decrease in accounting and audit fees offset by an increase in management fees of $7,500. All other expenses increased by a net amount of only $569.

ITEM 1.5           SUMMARY OF QUARTERLY RESULTS

The following table shows operating results for the eight most recently completed quarter ends:

	1st Qtr ended Apr. 30 09	4th Qtr ended Jan 31 09	3rd Qtr ended Oct. 31 08	2nd Qtr ended July 31 08	1st Qtr ended Apr. 30 08	4th Qtr ended Jan. 31 08	3rd Qtr ended Oct. 31 07	2nd Qtr ended July 31 07
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Expenses / Net Loss	$40,880	$60,195	$42,461	$49,170	$43,509	$40,684	$33,757	$46,697
Net loss per share	$0.00	$0.01	$0.02	$0.09	$0.08	$0.08	$0.06	$0.08

1.6           LIQUIDITY

1.7           CAPITAL RESOURCES

Working Capital	As At	As At
	April 30, 2009	January 31, 2009

Current assets	$1,798	$7,392
Current liabilities	(1,088,684)	(1,053,596)

Working capital (deficiency)	$(1,086,886)	$(1,046,204)

During the three months ended April 30, 2009 , the working capital deficiency increased by $40,682 mainly due to increased amounts owing to related parties.

Cash Flow	Three Months	Three Months
	Ended	Ended
	April 30, 2009	April 30, 2008
Net cash used in Operating Activities	$(45,086	$(38,974)
Net cash used in Investing Activities	-	-
Net cash provided by Financing Activities	40,232	37,900
Decrease in Cash during the Period	$(4,854)	$(1,074)

Cash, Beginning of Period	4,856	5,999
Cash, End of Period	$2	$4,925

At April 30, 2009, the Company’s cash position was $2 compared to $4,856 at January 31, 2009. The decrease in cash of $4,854 in 2009 and $1,074 in 2008 resulted from the following cash flow activities:

(i)

Net cash used in operating activities of $45,086 in 2009 and $38,974 in 2008 was due to operating losses in both years net of decreased current liabilities in 2009 and increased current liabilities in 2008.

(ii)	There was no cash used in investing activities in both 2009 and 2008.

(iii)	Net cash provided by financing activities of $40,232 in 2009 and $37,900 in 2008 was due to increased amounts due to related parties in both periods.

Anticipated Cash Requirements

Over the next 12 months, the Company has estimated its minimum cash requirements as follows:

Operating Expenses
Management fees	$60,000
Professional fees	60,000
General, administration and other expenses	60,000
$180,000
Mineral exploration regarding on-going soil sampling program	12,000

Total	$192,000

As previously mentioned, we plan to spend approximately $12,000 on the Dotted Lake Property during fiscal 2009 based on the Fladgate report recommendation on a follow-up soil sampling program to expand on the gold samples found during the May 2008 testing. We also anticipate spending approximately $180,000 for on-going management, professional fees and administration of our corporate affairs during the ensuing twelve month period ending April 30, 2010.

With no operating revenues to date, the Company has financed its operations through the issuance of common shares and related party loans from Company officers and immediate family members.

There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If the Company is unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, the Company may not be able to meet its obligations as they come due and may be forced to scale down or perhaps even cease business operations.

To a significant extent, the Company’s ability to raise capital is also affected by trends and uncertainties beyond its control. These include the market prices for base and precious metals and results from our exploration programs. The Company’s ability to attain its business objectives may be significantly impaired if prices for metals such as gold, copper and platinum fall or if results from the intended exploration programs on the Dotted Lake Property are unsuccessful.

Share Capital

a) Common Shares

There has been no change in share capital during the three months ended April 30, 2009.

b) Share Purchase Warrants

Balance		Balance
January 31,		April 30,	Exercise
2009	Issued	2009	Price	Expiry

10,000,000	-	10,000,000	$0.10	June 30, 2010

c) Stock Option Plan

No stock options have been granted and no stock options are outstanding as at April 30, 2009.

d) Contributed Surplus

There has been no change in contributed surplus during the three months ended April 30, 2009.

ITEM 1.8           OFF-BALANCE SHEET ARRANGEMENTS

None

ITEM 1.9           RELATED PARTY TRANSACTIONS

a)

As at April 30, 2009, loans payable aggregating $891,360 (January 31, 2009 - $851,128) to Company’s officers and immediate family members were unsecured and non-interest bearing with no specific terms of repayment.

b)

As at April 30, 2009, a loan from an immediate family member of an officer of the Company in the face amount of $106,755 (2008 - $106,755) is secured by a convertible promissory note dated February 3, 2003 and amended on both December 31, 2005 and December 31, 2007. It is non- interest bearing and now due on January 1, 2011. The note is convertible into 213,510 common shares of the Company prior to maturity at the holder’s option on the basis of one common share for each $0.50 of principal outstanding following the 1:10 share consolidation on October 23, 2007. On December 31, 2007, the maturity date was extended for an additional three years to January 1, 2011 giving rise to note modification including re-calculation of the equity component of the debt. Consequently, $64,974 was allocated to the debt component and $41,781 to the embedded conversion feature using an 18% risk-adjusted debt discount rate. The debt component continues to be accreted to its face value at maturity. Accretion expense of $3,502 was recorded for the three months ended April 30, 2009 (April 30, 2008 - $2,968) increasing the debt component to $81,322 at April 30, 2009 (January 31, 2009 - $77,820).

c)	During the three months ended April 30, 2009, 2008 and 2007, the Company recorded the following transactions with related parties:

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	April 30, 2009	April 30, 2008	April 30, 2007

Management fees	$15,000	$7,500	$7,500
Office rent	7,500	7,500	7,500

	$22,500	$15,000	$15,000

The foregoing transactions were conducted in the normal course of business and recorded at the exchange amount, which is the consideration agreed to between the related parties.

ITEM 1.10          FOURTH QUARTER ENDED JANUARY 31, 2010

Not yet applicable

ITEM 1.11           UBSEQUENT AND PROPOSED EVENTS

None

ITEM 1.12          CRITICAL ACCOUNTING ESTIMATES

ITEM 1.13          RECENT ACCOUNTING PRONOUNCEMENTS IN CANADA

Since the pronouncements reported in the audited financial statements for the year ended January 31, 2009, there have been no recently adopted accounting pronouncements by the CICA that affect the Company’s financial statements.

ITEM 1.14          FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company is engaged primarily in the mineral exploration business and manages related industry risk directly. The Company is potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

a)

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is in its cash accounts. This risk is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.

b)

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company operates primary in Canada and therefore is not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

c)

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. The fair value of the Company’s cash account is relatively small and unaffected by changes in short term interest rates. The Company’s long term debt bears interest at a fixed rate and the Company therefore is not affected by changes in long term interest rates.

d)

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet its liquidity requirements.

ITEM 1.15          OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
The information provided in this report, including the audited financial statements for the year ended January 31, 2009, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments which have been properly reflected in the financial statements contained herein.

Transition to IFRS
Company management is aware of the approaching deadlines associated with the replacement of Canadian generally accepted accounting principles with IFRS. In addition to attending relevant seminars, management has carried out a line-by-line review of the Company’s financial statements and assessed IFRS and their adoption for 2011, and is of the opinion that, given the relative simplicity of the Company’s balance sheet, the transition to IFRS will not cause significant changes to preparation or presentation of the Company’s financial statements.

Disclosure Controls and Procedures
The Company maintains a set of disclosure controls and procedures designed to ensure information required to be disclosed in filings pursuant to multilateral instrument 52-109 is recorded, processed, summarized and reported within the required time periods. Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.

The Company’s CEO and CFO evaluated the disclosure controls and procedures at January 31, 2009 and concluded they are operating effectively notwithstanding the Company has very limited staff. As a result, internal controls which rely on segregation of duties in many cases are not possible. Accordingly, the Company relies heavily on senior management review and approval to overcome this inherent weakness.

Business and Regulatory Risks
The Company’s exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If the Company is unable to generate significant revenues from its mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood the Company will prove successful, and there is no assurance that the Company will generate any revenues or ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that the Board of Directors believe to be in the best interest of the Company, increased fees for statutory filings, and the introduction of ever more complex reporting requirements which must be paid for by the Company in order to maintain its exchange listing.

Forward-looking statements
This Management Discussion and Analysis may contain forward-looking statements which are not statements of historical fact. The forward-looking statements are often identifiable by the use of words such as “may,” “expect,” “believe,” “anticipate” “intend,” “could,” “estimate,” or continue,” or the negative or other variations of these terms or comparable terms. The Company’s actual results could differ materially from the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to put undue reliance on forward-looking statements.